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                                               Filed Pursuant to Rules 424(b)(3)
                                               and 424(c) of Regulation C

                                               Registration No. 333-50701



                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                     REOFFER PROSPECTUS DATED APRIL 22, 1998

         This Supplement to Reoffer Prospectus (this "Supplement") covers the resale by Ed L. Hickman (the "Selling Shareholder"), a director of VIB Corp (the "Company") and President and Chief Executive Officer of Bank of Stockdale, F.S.B. ,a wholly-owned subsidiary of the Company, of 19,000 shares of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder in connection with the VIB Corp 1997 Stock Option Plan (the "Plan").

         The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation National Market System under the trading symbol "VIBC." The last sale price for the Common Stock as so reported was on June 22, 1999 and was $9.625 per share.

         In 1998, a total of 21,228 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering the 21,228 shares (in aggregate) were filed with the Securities and Exchange Commission (the "SEC") and are available to the public for inspection at the SEC's website (www.sec.gov).

         On June 18, 1999, a Supplement to Reoffer Prospectus covering the resale by Janice Stewart Grady, Senior Vice President/Human Resources of the Company, of 3,398 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Ms. Grady in connection with the Plan, was filed with the SEC. The 3,398 shares of Common Stock were sold through Sutro & Co., Incorporated, a licensed broker ("Sutro"), on the Nasdaq National Market System at market on or about June 22, 1999. The Company did not receive any of the proceeds from the sale.

                              PLAN OF DISTRIBUTION

         The Company has been notified that 19,000 shares of the Common Stock will be sold through Sutro. The 19,000 shares of Common Stock will be sold on the Nasdaq National Market System at market sometime in late-June or early-July, 1999. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder. Other than as disclosed herein, there are no other material terms concerning the proposed sale.






                  The date of this Supplement is June 23, 1999.